Exhibit 99.1

News Release 20-17

June 9, 2020

SSR MINING AND ALACER GOLD ANNOUNCE FILING OF JOINT MANAGEMENT

INFORMATION CIRCULAR AND RECEIPT OF INTERIM ORDER IN CONNECTION WITH

PROPOSED MERGER

VANCOUVER, BC & TORONTO, ON – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) and Alacer Gold Corp. (TSX: ASR) (ASX: AQG) (“Alacer”) are pleased to announce today that they have filed a joint management information circular and related meeting materials (the “Meeting Materials”) in connection with their respective special meetings of shareholders (the “Meetings”) to be held on July 10, 2020. The purpose of the Meetings is to seek approval for a number of matters in connection with their previously announced at-market merger of equals pursuant to a plan of arrangement under the Business Corporations Act (Yukon) (the “Transaction”).

In addition, SSR Mining and Alacer are pleased to announce the receipt of an interim order from the Supreme Court of Yukon obtained on June 2, 2020 in connection with the Transaction.

The Transaction

Pursuant to the Transaction, shareholders of Alacer (the “Alacer Shareholders”) will receive 0.3246 SSR Mining shares for each Alacer share held. The Transaction will require the approval of at least 66-2/3% of the votes cast by the Alacer Shareholders at its special meeting (the “Alacer Meeting”). The issuance of shares by SSR Mining under the Agreement is subject to the approval of the majority of votes cast by the shareholders of SSR Mining (the “SSR Shareholders”) at its special meeting (the “SSR Meeting”). Completion of the Transaction is also subject to regulatory and court approvals and other customary closing conditions.

Benefits Of The Transaction

The Transaction is expected to provide SSR Mining Shareholders and Alacer Shareholders with the following benefits, amongst others:

•	Diversified portfolio of high quality, long life operating assets across four jurisdictions;

•	Management with expertise in open pit, underground, pressure oxidation, heap leach, and flotation operations;

•	Peer leading pro forma free cash flow profile;

•	Strong balance sheet to support growth pipeline and facilitate capital returns evaluation;

•	Attractive growth portfolio of low capital intensity greenfield and brownfield opportunities; and

•	Enhanced trading liquidity across multiple global exchanges to drive capital markets presence and investor relevance.

Additional details with respect to the potential benefits and risks of the Transaction are described in the Meeting Materials, which SSR Shareholders and Alacer Shareholders are urged to read carefully.

The Meetings

To address public health measures arising from the unprecedented public health impact of COVID-19 and to limit and mitigate risks to the health and safety of communities, shareholders, employees, directors and other stakeholders, the Meetings will be held in a virtual-only format conducted by live audio webcast. SSR Shareholders and Alacer Shareholders regardless of geographic location will have an equal opportunity to participate in the applicable Meeting online. SSR Shareholders and Alacer Shareholders will not be able to attend the Meetings in person.

The SSR Meeting will be held online at 9:00 a.m. (Vancouver time) on July 10, 2020 in a virtual-only format conducted by live audio webcast. The Alacer Meeting will be held online at 12:00 p.m. noon (Denver time) on July 10, 2020 in a virtual-only format conducted by live audio webcast.

The mailing of the Meeting Materials has commenced and the SSR Shareholders and the Alacer Shareholders should receive them soon. The Meeting Materials are also available on SEDAR under each company’s profile at www.sedar.com, under SSR Mining’s profile on EDGAR at www.sec.gov, on SSR Mining’s website at www.ssrmining.com and on Alacer’s website at www.alacergold.com.

The Meeting Materials include important and more detailed information relating to accessing the Meetings online, the matters to be considered at the Meetings as well as various related matters. The record date for determining the SSR Shareholders and the Alacer Shareholders entitled to receive notice of and vote at the SSR Meeting and the Alacer Meeting, respectively, is the close of business on June 1, 2020.

As an SSR Shareholder or an Alacer Shareholder, it is very important that you carefully read the Meeting Materials and then vote your shares. To ensure that your shares will be represented at the Meeting, you should carefully follow the voting instructions provided in the Meeting Materials. A proxy form or voting instruction form will accompany the Meeting Materials you receive. Instructions on how to vote, which vary depending on whether you are a beneficial shareholder or a registered shareholder, are provided in the Meeting Materials.

YOUR VOTE IS IMPORTANT. VOTE TODAY.

Board of Directors’ Recommendations

The Board of Directors of each of SSR Mining and Alacer have unanimously approved the Transaction and recommend that their respective shareholders vote in favour of the matters to be voted on at the applicable Meetings.

Shareholder Questions and Assistance

If you have any questions regarding the Meetings, please contact our joint strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-1557 (toll-free in North America) or 416-867-2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. SSR Mining also has two feasibility stage projects and a portfolio of exploration properties in North and South America. SSR Mining is committed to delivering safe production through relentless emphasis on Operational Excellence. SSR Mining is also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

About Alacer

Alacer is a leading low-cost intermediate gold producer whose primary focus is to leverage its cornerstone Çöpler Gold Mine and strong balance sheet as foundations to continue its organic multi-mine growth strategy, maximize free cash flow, and therefore create maximum value for shareholders. The Çöpler Gold Mine is located in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers (“km”) southeast from Istanbul and 550km east from Ankara, Turkey’s capital city.

In light of the Meetings, Alacer will delay the filing of annual general meeting documents, including the statement of executive compensation as otherwise required pursuant to blanket relief granted by the Ontario Securities Commission as a result of COVID-19.

SSR Mining Contacts

Paul Benson, President, CEO & Director

W. John DeCooman, Jr., Senior Vice President, Business Development and Strategy

Michael McDonald, Director, Investor Relations

SSR Mining Inc.

Vancouver, BC

E-Mail: invest@ssrmining.com

Alacer Contacts

Rodney P. Antal, President, CEO & Director

F. Edward Farid, Senior Vice President, Business Development & Investor Relations

Lisa Maestas, Director, Investor Relations

Alacer Gold Corp.

Denver, CO

E-Mail: info@alacergold.com

Cautionary Note Regarding Forward-Looking Information and Statements:

Except for statements of historical fact relating to Alacer or SSR Mining, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and other public filings of Alacer or SSR Mining. Forward-looking information relates to statements concerning Alacer’s or SSR Mining’s outlook, anticipated events or results, statements as to Alacer and SSR Mining management expectations with respect to the Transaction and the combined company and in some cases, can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

This press release also contains forward-looking statements regarding the anticipated completion of the Transaction and timing thereof. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Alacer and SSR Mining, including expectations and assumptions concerning the receipt, in a timely manner, of regulatory and stock exchange approvals in respect of the Transaction. Although Alacer and SSR Mining believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Alacer and SSR Mining can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in Alacer and SSR Mining reports filed with the Canadian securities regulatory authorities. There are also risks that are inherent in the nature of the Transaction, including failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the Transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed, developments with respect to the COVID-19 pandemic or the need for additional time to satisfy the conditions to the completion of the Transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release concerning the timing of the Transaction.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of Alacer’s or SSR Mining’s filings, and include the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at Alacer’s or SSR Mining’s operations; commodity prices; the ultimate determination of and realization of mineral reserves; existence or realization of mineral resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the mines or facilities; lack of legal challenges with respect to the property of Alacer or SSR Mining; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in Alacer’s filings on its website at www.alacergold.com, on SEDAR at www.sedar.com and on the ASX at www.asx.com.au and SSR Mining’s filings on its website at www.ssrmining.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and other unforeseen events or circumstances. Other than as required by law, Alacer and SSR Mining do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.